UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July, 2023 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

1 Santander UK Group Holdings plc The information contained in this report is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2022 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This report provides a summary of the unaudited business and financial trends for the six months ended 30 June 2023 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2022. This report contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures in Appendix 1. These measures are not a substitute for IFRS measures. A list of abbreviations is included at the end of this report. Santander UK Group Holdings plc Quarterly Management Statement for the six months ended 30 June 2023 Paul Sharratt Head of Investor Relations ir@santander.co.uk Stewart Todd Head of External Affairs mediarelations@santander.co.uk For more information: See Investor Update presentation www.santander.co.uk

2 Santander UK Group Holdings plc Mike Regnier, Chief Executive Officer, commented: “We maintained our focus on supporting our customers during the first half of the year, working to provide products and services to meet their needs in the current climate. We know that the ongoing volatility in the mortgage market and continuing inflationary pressures are creating challenges, and we encourage anyone facing difficulties to get in touch as soon as possible. We are pleased to be supporting the UK Government’s new Mortgage Charter, in addition to the measures we have already put in place. “While the wider economy has continued to be unsettled we have maintained our prudent approach to risk, while taking a sensible approach to managing our mortgage book. Our Corporate and Commercial Banking business has performed strongly, with our Navigator platform helping to increase the number of customers expanding internationally. Our new Edge Up current account and simplified range of savings products paying up to 5% interest have demonstrated our commitment to providing value and we intend to continue this with the adoption of Consumer Duty. “These results reflect our prudent approach in an economically uncertain environment which is set to remain for the rest of 2023, impacting consumer spending and the housing market. However, the UK labour market remains strong and our customers have continued to show resilience. We will continue to prioritise providing them with the best support we can.” H1-23 financial and business highlights We continued to help and support our customers facing the pressures of the current environment  Built on the range of borrower support we already have in place and signed up to the new Mortgage Charter.  Proactively contacted 1.8 million customers this year to offer support with the increased cost of living.  Edge Up current account launched with 3.5% interest rate on deposits and cashback benefits.  Refurbishment programme across our branch network providing customers with improved facilities and service.  NPS ranked 5th for Retail and 1st for Business & Corporate. Customer service is integral to our strategy and remains a key area of focus1. Good set of results with profit before tax of £1,173m (H1-22: £993m), higher income partially offset by higher costs and provisions  Banking NIM up 18bps to 2.21% (H1-22: 2.03%) largely driven by base rate increases.  CIR improved to 46% (H1-22: 49%) as higher income and transformation programme savings more than offset the cost of inflation. Adjusted CIR2 of 44% (H1-22: 46%).  Invested £97m in our transformation programme in H1-23 (H1-22: £101m).  Credit impairment charges down £13m to £105m with cost of risk of 14bps (H1-22: -2bps), no material deterioration in credit quality.  Profit before tax up 18%, Return on ordinary shareholders’ equity of 13.5% (2022: 10.6%), RoTE of 15.3% (2022: 12.0%). Adjusted profit2 before tax up 16%, adjusted RoTE2 of 15.8% (2022: 14.1%). Customer loans and deposits reduced following market trends and our disciplined pricing actions  With a slower housing market and higher mortgage rates, applications fell in the first half of the year.  Our decision to optimise the balance sheet given higher funding costs has seen mortgage lending reduce by £8.4bn.  Customer deposits decreased by £5.8bn to £190.7bn with increased market competition.  As a result of these changes, our LDR reduced to 112% (Dec-22: 113%). Our strategy delivers strong liquidity, funding and capital with prudent balance sheet management  Strong LCR of 160% (2022: 163%) with liquidity pool of £50.2bn (2022: £49.0bn), 81% cash and central bank reserves (2022: 91%).  Customer deposits mainly retail with low average balances, 85% of these are covered by depositor guarantee scheme (FSCS).  85% of lending is prime UK retail mortgages with an average LTV of 51% (2022: 50%). Unsecured retail constitutes 2% of lending.  Corporate customers are diversified across operating sectors. Stable CRE portfolio: 2% of customer loans and with 48% average LTV.  Resilient asset quality with low arrears across all portfolios. Stage 3 ratio of 1.38% (2022: 1.24%).  CET1 capital ratio of 15.4% (2022: 15.2%) and UK leverage ratio of 5.3% (2022: 5.2%), well above regulatory requirements.  Repaid £4.0bn TFSME in Q2-23 with £21.0bn outstanding. Stable and diversified wholesale funding programmes.  Passed the Bank of England’s 2022/23 ACS Stress Test with no management actions required. Looking ahead  The challenges faced by households and businesses are expected to continue.  Inflation is likely to reduce real consumer spending and we expect further declines in house prices in 2023.  LDR is expected to trend lower and Banking NIM to be higher than 2022 reflecting base rate increases and disciplined pricing actions.  Going forward we expect inflationary pressures on operating expenses to be partially offset by transformation programme savings. 1. See page 12 for more on NPS. 2. Non-IFRS measure. See Appendix 1 for details and a reconciliation of APMs to the nearest IFRS measure.

Summarised consolidated income statement H1-23 vs H1-22

	H1-23 £m	H1-22 £m	*Change %*
Net interest income	2,361	2,148	*10*
Non-interest income[1]	297	267	*11*
Total operating income	**2,658**	**2,415**	***10***
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(1,232)	(1,186)	*4*
Credit impairment (charges) / write-backs	(105)	(118)	*(11)*
Provisions for other liabilities and charges	(148)	(118)	*25*
Profit before tax	**1,173**	**993**	***18***
Tax on profit	(315)	(233)	*35*
Profit after tax	**858**	**760**	***13***
Banking NIM	2.21%	2.03%	18bps
CIR	46%	49%	-3pp

Profit before tax up 18%

- Net interest income up 10% largely due to the impact of higher base rate also increasing Banking NIM.
- Non-interest income up 11% largely due to a revaluation gain of £46m of our shares in Euroclear[3].
- Operating expenses[4] up 4% largely due to inflation, partially offset by lower transformation programme spend in the last six months and ongoing efficiency savings.
- Credit impairment charges down 11% with no material deterioration in the credit quality of the portfolios.
- Provisions for other liabilities and charges up 25%, largely due to higher transformation programme charges.
- Tax on profit increased by £82m as a result of both higher profits and an increase in underlying tax rates overall for the period, 2022 was also impacted favourably by a legislative reduction in the bank surcharge rate.

Summarised balance sheet	**30.06.23 £bn**	**31.12.22 £bn**
Customer loans	210.8	219.7
Other assets	73.5	72.5
Total assets	**284.3**	**292.2**
Customer deposits	190.7	196.5
Total wholesale funding	59.9	63.0
Other liabilities	18.8	18.0
Total liabilities	**269.4**	**277.5**
Shareholders' equity	14.9	14.7
Total liabilities and equity	**284.3**	**292.2**

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Not used.
3. Euroclear shares held at fair value were revalued in Q2-23 during negotiations for a sale. We signed an agreement to sell a portion of our shares in Euroclear in July 2023.
4. Operating expenses before credit impairment (charges) / write-backs, provisions and charges.

3 Santander UK Group Holdings plc

Customer deposits by segment	30.06.23	31.12.22
	£bn	£bn
Retail Banking	155.7	161.8
- Current accounts	*71.4*	*76.6*
- Savings accounts	*67.4*	*67.0*
- Business banking accounts	*11.2*	*12.2*
- Other retail products	*5.7*	*6.0*
Corporate & Commercial Banking	23.5	24.8
Corporate Centre	11.5	9.9
Total	**190.7**	**196.5**

Prudent approach to risk evident across product portfolios

- Mortgages: average stock LTV of 51% (2022: 50%) and average new loan size of £225k (2022: £237k). c.£60bn of fixed rate and tracker mortgages reach end of incentive period over the next 18 months. Most of the mortgage book was subject to a stressed affordability assessment at origination. Average stress rate used for new mortgage applications prior to Dec-21 was 6.35%[1].
- Credit cards: 57% (2022: 55%) of customers repay full balance each month.
- UPL: Average customer balances £6k (2022: £6k).
- Business Banking: includes £2.0bn (2022: £2.4bn) of BBLS with 100% Government guarantee.
- Consumer Finance: 87% (2022: 84%) of lending is collateralised on the vehicle.

Arrears over 90 days past due	30 June 2023	31 December 2022
	%	%
Mortgages	0.68	0.62
Credit cards	0.48	0.49
UPL	0.64	0.61
Overdrafts	2.26	2.24
Business Banking	2.81	3.47
Consumer Finance	0.38	0.44

- Slight increase in mortgages, UPL and overdraft arrears over 90 days past due. Mortgage arrears remain well below pre-Covid-19 average, 90 days past due arrears was 1.31%[2].

H1-23 ECL provision increased by £12m to £1,019m (Dec-22: £1,007m)

- Modest increases in CCB from the single name cases that emerged in Q4-22.
- Gross write-off utilisation of £97m (H1-22: £71m).

Strong credit performance reflecting our longstanding prudent approach to risk

	30 June 2023				31 December 2022			
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Customer loans	£bn	%	%	%	£bn	%	%	%
Retail Banking	185.9	*90.8*	*8.0*	1.19	194.6	*91.5*	*7.4*	1.08
- Mortgages	178.7	*91.2*	*7.7*	1.09	187.1	*91.8*	*7.3*	0.99
- Credit Cards	2.6	*84.6*	*14.0*	2.48	2.5	*85.7*	*12.9*	2.53
- UPL	2.0	*84.5*	*14.4*	1.14	2.0	*87.3*	*11.7*	1.07
- Overdrafts	0.4	*29.8*	*64.7*	6.34	0.5	*33.5*	*61.0*	5.93
- Business Banking	2.2	*88.2*	*5.8*	6.14	2.5	*88.3*	*5.3*	6.55
Consumer Finance	5.3	*92.7*	*6.8*	0.49	5.4	*93.0*	*6.5*	0.54
Corporate & Commercial Banking	18.4	*77.9*	*18.6*	3.66	18.5	*78.3*	*18.8*	3.08
Corporate Centre	1.2	*99.7*	*0.2*	0.09	1.2	*99.6*	*0.3*	0.10
Total	**210.8**	***89.8***	***8.9***	**1.38**	**219.7**	***90.4***	***8.4***	**1.24**

1. Only applied to lending with a fixed term below 5-years and also excluded remortgages without additional lending.
2. Average of 9 years to Dec-19.

4 Santander UK Group Holdings plc

Updated economic scenarios

- The economic outlook for 2023 remains uncertain. Inflation is forecast to remain well above the 2% target rate for 2023 putting further pressure on real disposable income.
- The stubborn inflation scenario is based on higher inflation, which is persistently above the Bank of England target, and higher base rate which is expected to peak at 7%. These further add to the cost of living crisis and falling consumer demand.
- The other downside scenarios capture a range of risks, including continuing weaker investment reflecting the unstable environment; a larger negative impact from the EU trade deal and a continuing and significant mismatch between job vacancies and skills, as well as a smaller labour force.
- In Q2-23 we increased the weighting on Upside by 5% with a corresponding decrease in downside 1 scenarios to rebalance the overall weighted ECL and following updated economic data. All other scenario weightings were unchanged from Q1-23.

Economic scenarios 30-Jun-23		Upside %	Base case %	Downside 1 %	Stubborn Inflation %	Downside 2 %	Weighted
GDP	2022	4.1	4.1	4.1	4.1	4.1	4.1
(calendar year	2023	0.3	0.1	-0.2	-0.5	-1.6	-0.2
annual growth	2024	1.1	0.3	-0.4	-1.9	-3.2	-0.5
rate)	2025	2.3	1.3	0.4	0.0	0.1	0.9
	2026	2.4	1.5	0.3	0.4	1.1	1.2
	Peak to trough[1]	-	-0.2	-1.0	-2.8	-5.2	-1.3
Base rate	2022	3.50	3.50	3.50	3.50	3.50	3.50
(At 31 December)	2023	5.00	5.50	6.00	7.00	5.00	5.75
	2024	3.75	4.75	5.25	5.50	3.00	4.68
	2025	2.75	3.75	4.00	4.00	2.50	3.60
	2026	2.50	3.25	3.25	3.25	2.50	3.10
	5 yr Peak	5.00	5.50	6.00	7.00	5.25	5.78
HPI	2022	5.0	5.0	5.0	5.0	5.0	5.0
(Q4 annual	2023	-3.6	-7.0	-5.8	-7.5	-11.8	-7.1
growth rate)	2024	-4.4	-2.0	-7.6	-10.2	-12.9	-5.5
	2025	2.0	2.0	2.0	2.0	2.0	2.0
	2026	3.0	3.0	3.0	3.0	3.0	3.0
	Peak to trough[2]	-10.2	-11.0	-15.0	-19.0	-25.0	-14.3
Unemployment	2022	3.7	3.7	3.7	3.7	3.7	3.7
(At 31 December)	2023	4.2	4.2	4.5	4.5	6.6	4.5
	2024	4.2	4.5	5.0	5.7	8.3	5.1
	2025	3.9	4.4	5.4	6.1	7.7	5.1
	2026	3.8	4.3	5.9	6.5	7.1	5.1
	5yr Peak	4.3	4.5	6.1	6.5	8.5	5.4
Weighting Jun-23:		10%	50%	10%	20%	10%	100%
Weighting Mar-23:		5%	50%	15%	20%	10%	100%

ECL 30-Jun-23 (100% weight to each scenario)	Upside £m	Base case £m	Downside 1 £m	Stubborn Inflation £m	Downside 2 £m	Weighted £m
Retail Banking	451	478	535	606	752	530
Consumer Finance	71	72	71	75	75	73
Corporate & Commercial Banking	382	394	428	458	504	416
Corporate Centre	-	-	-	-	-	-
Total	**904**	**944**	**1,034**	**1,139**	**1,331**	**1,019**

1. Peak is taken from GDP level at Q1-23.
2. Peak is taken from HPI level at Q3-22.

5 Santander UK Group Holdings plc

Treasury

Highly liquid balance sheet

- Strong LCR of 160%, (Dec-22: 163%), with £18.6bn LCR eligible liquid assets surplus to minimum requirement.
- LCR eligible liquidity pool of £50.2bn (Dec-22: £49.0bn), includes £40.7bn cash and central bank reserves (Dec-22: £44.5bn). Remaining assets predominantly Sterling and USD denominated government bonds and covered bonds.
- Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.

Strong and diversified funding across well-established issuance programmes

- LDR reduced to 112% with lower customer lending and deposits after pricing actions in Q4-22 to optimise the customer balance sheet with mortgages down £8.4bn and deposits down £5.8bn.
- Repaid £4.0bn TFSME in Q2-23 with £21.0bn remaining. £17.1bn due for repayment by 2025 and the remaining £3.9bn due for repayment between 2027 and 2031.
- In H1-23 we issued c.£3.8bn Sterling equivalent medium term funding, including c.£1bn of MREL issuance and c.£2.8bn of other secured issuance from Santander UK plc. We also issued £300m Tier 2 which was bought by Banco Santander.
- We expect to issue £1.5bn to £2.0bn of MREL in 2023.

Capital ratios well above regulatory requirements

- In the 2022/23 BoE ACS stress test, our lowest post-stress CET1 capital ratio was modelled to be 11.3% before management actions in excess of the CET1 hurdle rate established by the BoE of 8.1%.
- The CET1 capital ratio increased 20bps to 15.4%. This was largely due to higher profit. We remain strongly capitalised with significant headroom to minimum requirements and MDA.
- UK leverage ratio remained broadly stable at 5.3% (2022: 5.2%). UK leverage exposure reduced slightly to £245.7bn (2022: £248.6bn).
- Total capital ratio remained broadly stable at 20.3% (2022: 20.4%).

Structural hedge evolution

- Our structural hedge position decreased, with c.£100bn at Jun-23 (Dec-22: c.£108bn), and duration of c.2.5 years (Dec-22: c.2.5 years).

Key metrics	**30 June 2023**		**31 December 2022**	
	£bn	**%**	**£bn**	**%**
LCR	50.2	160	49.0	163
CET1 capital	11.1	15.4	10.8	15.2
Total qualifying regulatory capital	14.6	20.3	14.5	20.4
UK leverage	13.1	5.3	12.9	5.2
RWA	72.0	-	71.2	-
LDR	-	112	-	113
Total wholesale funding and AT1	62.1	-	65.2	-
- term funding	54.7	-	57.8	-
- TFSME	21.0	-	25.0	-
- with a residual maturity of less than one year	13.0	-	11.0	-

Summarised changes to CET1 capital ratio	
Profit net of distributions	+0.51pp
Pension	-0.11pp
Expected loss less provisions	-0.06pp
RWA growth and other	-0.19pp

CET1 capital ratio MDA trigger (headroom 4.2%)	**Minimum %**
Pillar 1	4.5
Pillar 2A	3.2
Capital conservation buffer	2.5
Countercyclical capital buffer	1.0
Current MDA trigger	**11.2**

6 Santander UK Group Holdings plc

Summary income statement by segment

H1-23	Retail Banking £m	Consumer Finance £m	CCB £m	Corporate Centre £m	Total £m
Net interest income	1,873	79	405	4	2,361
Non-interest income[1]	85	100	67	45	297
Total operating income	**1,958**	**179**	**472**	**49**	**2,658**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(912)	(73)	(170)	(77)	(1,232)
Credit impairment (charges) / write-backs	(55)	(14)	(36)	-	(105)
Provisions for other liabilities and charges	(106)	(3)	4	(43)	(148)
Profit / (loss) before tax	**885**	**89**	**270**	**(71)**	**1,173**

H1-22[2]	Retail Banking £m	Consumer Finance £m	CCB £m	Corporate Centre £m	Total £m
Net interest income	1,792	92	241	23	2,148
Non-interest income[1]	107	101	70	(11)	267
Total operating income	**1,899**	**193**	**311**	**12**	**2,415**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(832)	(73)	(181)	(100)	(1,186)
Credit impairment (charges) / write-backs	(126)	(13)	20	1	(118)
Provisions for other liabilities and charges	(101)	-	(2)	(15)	(118)
Profit / (loss) before tax	**840**	**107**	**148**	**(102)**	**993**

RWA by segment	30.06.23 £bn	31.12.22 £bn
Retail Banking	44.5	44.6
Consumer Finance	7.7	7.3
Corporate & Commercial Banking	14.5	14.0
Corporate Centre	5.3	5.3
Total	72.0	71.2

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. In December 2022, we transferred social housing loans, and non-core liabilities to our CCB segment from Corporate Centre to reflect the way these assets are managed, and restated comparatives accordingly. This resulted in an increase in H1-22 profit before tax in CCB of £1m and an equal but opposite impact in Corporate Centre.

7 Santander UK Group Holdings plc

Appendix 1 – Alternative Performance Measures

In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains non-IFRS financial measures that constitute APMs, as defined in ESMA guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.

We use these APMs when planning, monitoring, and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

a) Adjusted profit metrics

As shown in the table below, profit before tax is adjusted for items management believe to be significant. We adjust for these to facilitate operating performance comparisons from period to period.

	Ref.	H1-23 £m	H1-22 £m
Non-interest income			
Reported	(i)	297	267
Adjust for transformation related net loss / (gain) on sale of property		(3)	7
Adjusted	**(ii)**	**294**	**274**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges			
Reported	(iii)	(1,232)	(1,186)
Adjust for transformation		65	83
Adjusted	**(iv)**	**(1,167)**	**(1,103)**
Provisions for other liabilities and charges			
Reported		(148)	(118)
Adjust for transformation		35	11
Adjusted		**(113)**	**(107)**
Profit before tax			
Reported		1,173	993
Adjust for transformation		97	101
Adjusted		**1,270**	**1,094**

Prior period adjustment: In Q1-23 we removed the operating lease depreciation adjustment to non-interest income and operating expenses to align to Banco Santander's presentation. Prior periods were restated, there was no impact on adjusted profit. In H1-22 adjusted non-interest income and adjusted operating expenses increased by £42m and the adjusted CIR increased by 1p.p. to 46%.

Net loss / (gain) on sale of property: previously named 'net gain on sale of London head office and branch properties', now also includes subsequent sale of property under our transformation programme.

Transformation costs and charges: relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets.

Adjusted CIR

Calculated as adjusted total operating expenses before credit impairment (charges) / write-backs, provisions and charges as a percentage of the total of net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Ref.	H1-23	H1-22
CIR	(iii) divided by the sum of (i) + net interest income	46%	49%
Adjusted CIR	**(iv) divided by the sum of (ii) + net interest income**	**44%**	**46%**

8 Santander UK Group Holdings plc

9 Santander UK Group Holdings plc b) Adjusted RoTE Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme. H1-23 Adjust for transformation As adjusted £m £m £m Profit after tax 858 71 929 Annualised profit after tax 1,730 1,872 Phasing adjustments (33) (91) Profit / adjusted profit due to equity holders of the parent (A) 1,697 1,781 H1-23 Equity adjustments As adjusted £m £m £m Average shareholders' equity 14,812 Less average Additional Tier 1 (AT1) securities (2,196) Average ordinary shareholders' equity (B) 12,616 Average goodwill and intangible assets (1,550) Average tangible equity (C) 11,066 223 11,289 Return on ordinary shareholders' equity (A/B) 13.5% - RoTE (A/C) 15.3% 15.8% 2022 Adjust for transformation As adjusted £m £m £m Profit after tax 1,423 254 1,677 Less non-controlling interests of annual profit (17) (17) Profit / adjusted profit due to equity holders of the parent (A) 1,406 1,660 2022 Equity adjustments As adjusted £m £m £m Average shareholders' equity 15,545 Less average Additional Tier 1 (AT1) securities (2,194) Less average non-controlling interests (118) Average ordinary shareholders' equity (B) 13,233 Average goodwill and intangible assets (1,548) Average tangible equity (C) 11,685 63 11,748 Return on ordinary shareholders' equity (A/B) 10.6% - RoTE (A/C) 12.0% 14.1% Adjustment for transformation Details of these items are outlined in section a) of Appendix 1, with a total impact on profit before tax of £97m. The impact of these items on the taxation charge was £26m and on profit after tax was £71m. Tax is calculated at the standard rate of corporation tax including the bank surcharge, except for items such as conduct provisions which are not tax deductible. Equity adjustments These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Appendix 2 – Additional information

Mortgage metrics	30.06.23	31.12.22
Stock average LTV[1]	51%	50%
New business average LTV[1]	65%	69%
London lending new business average LTV[1]	63%	66%
BTL proportion of loan book	9%	9%
Fixed rate proportion of loan book	89%	89%
Variable rate proportion of loan book	7%	7%
SVR proportion of loan book	3%	3%
FoR proportion of loan book	1%	1%
Proportion of customers with a maturing mortgage retained[2]	79%	81%
Average loan size (stock)	£185k	£184k
Average loan size (new business)	£225k	£237k

Customer loans by segment	30.06.23	31.12.22
	£bn	£bn
Retail Banking	185.9	194.6
- Mortgages	*178.7*	*187.1*
- Other (Business Banking and unsecured lending)	*7.2*	*7.5*
Consumer Finance	5.3	5.4
Corporate & Commercial Banking	18.4	18.5
Corporate Centre	1.2	1.2
Total	**210.8**	**219.7**

Interest rate risk

NII sensitivity[3]	H1-23	2022
	£m	£m
+100bps	211	238
-100bps	(215)	(194)

Well positioned in a rising interest rate environment

- The table above shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

1. Balance weighted LTV.
2. Applied to mortgages four months post maturity and is calculated as a 12-month average of retention rates to Mar-23 and Dec-22 respectively.
3. Based on modelling assumptions of repricing behaviour.

10 Santander UK Group Holdings plc

11 Santander UK Group Holdings plc List of abbreviations ACS Annual Cyclical Scenario APM Alternative Performance Measure AT1 Additional Tier 1 BBLS Bounce Back Loan Scheme Banco Santander Banco Santander S.A. Banking NIM Banking Net Interest Margin BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-To-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses ESMA European Securities and Markets Authority EU European Union FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HPI House Price Index IFRS International Financial Reporting Standards JAs Judgemental Adjustments LCR Liquidity Coverage Ratio LDR Loan-to-deposit Ratio LTV Loan-To-Value n.m. Not meaningful MDA Maximum Distributable Amount MREL Minimum Requirement for own funds and Eligible Liabilities NPS Net Promoter Score PRA Prudential Regulation Authority QMS Quarterly Management Statement RFB Ring-Fenced Bank (Santander UK plc) RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SLB Santander London Branch SVR Standard Variable Rate TFSME Term Funding Scheme with additional incentives for SMEs UK United Kingdom UPL Unsecured personal loans

12 Santander UK Group Holdings plc Retail NPS: Our customer experience research was subject to independent third party review. We measured the main banking NPS of 15,588 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ending 30 June 2023, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group and TSB. RBS was amalgamated into NatWest Group from January 2023 resulting in a reduced number of competitors from 9 to 8 (including Santander). June 2023: NPS ranked 5th for Retail, we note a margin of error which impacts those from 3rd to 7th and makes their rank statistically equivalent. December 2022: NPS ranked 6th for Retail, we note a margin of error which impacts those from 4th to 6th and makes their rank statistically equivalent. Business & Corporate NPS: Business and corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 8,673 interviews made in twelve months ended 23 June 2023 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest. June 2023: NPS ranked 1st for Business & Corporate. December 2022: NPS ranked 1st for Business & Corporate. Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2023, the bank had around 19,400 employees and serves around 14 million active customers, 7 million digital customers via a nationwide 445 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain and is one of the largest banks in the world by market capitalization. Its primary segments are Europe, North America, South America and Digital Consumer Bank, backed by its secondary segments: Santander Corporate & Investment Banking (Santander CIB), Wealth Management & Insurance (WM&I) and PagoNxt. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At 31 March 2023, Banco Santander had more than 1.2 trillion euros in total funds, 161 million customers, of which 27 million are loyal and 52 million are digital, 9,000 branches and over 210,000 employees. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward- looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK, Santander UK plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward- looking statements on page 271 of the Santander UK Group Holdings plc 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 7 March 2023. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 27 July 2023 By / s / Duke Dayal Duke Dayal Chief Financial Officer